UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 2)
THE FASHION HOUSE HOLDINGS, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

31185P106
(CUSIP Number)
Westrec Capital Partners, LLC 16633 Ventura Boulevard Encino, California 91436
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 10, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d- l(e), 240.13d-l(f) or 240.13d- l(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	31185P106
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Westrec Capital Partners, LLC
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions)	WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6. Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
8. Shared Voting Power	9,604,621
9. Sole Dispositive Power
10. Shared Dispositive Power	9,604,621
11. Aggregate Amount Beneficially Owned by Each Reporting Person	9,604,621
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13. Percent of Class Represented by Amount in Row (11)	27.9%
14. Type of Reporting Person (See Instructions)
PN

CUSIP No.	31185P106
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Michael M. Sachs
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions)	AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6. Citizenship or Place of Organization	United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
8. Shared Voting Power	9,604,621
9. Sole Dispositive Power
10. Shared Dispositive Power	9,604,621
11. Aggregate Amount Beneficially Owned by Each Reporting Person	9,604,621
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13. Percent of Class Represented by Amount in Row (11)	27.9%
14. Type of Reporting Person (See Instructions)
IN

INTRODUCTION

This Amendment No. 2 to Schedule 13D (the “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on December 22, 2006, as amended on January 26, 2007 (the “Schedule 13D”) by Westrec Capital Partners, LLC, a limited liability company organized under the laws of the State of Delaware (“Westrec”), and Michael M. Sachs (“Sachs,” and with Westrec the “Reporting Persons”). Capitalized terms not otherwise defined herein have the meanings ascribed thereto in the Statement. Only those Items amended are reported herein.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended by the addition of the following to the end of Item 3:

As of the date of this Amendment, the Reporting Persons have not exercised any of these warrants.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and restated in its entirety with the following:

Westrec acquired the Warrants for investment purposes and will acquire shares upon exercise of the warrants for investment purposes. Except as set forth below, neither Westrec nor Sachs have any plans or proposals of the type set forth in the instructions to Item 4 of Schedule 13D.

One of the warrants, originally issued on September 15, 2006 (the “September Warrant”), provides Westrec the right to purchase up to 9,000,000 shares of Common Stock (the “Warrant Shares”) at an exercise price of $0.40 per share. The September Warrant vests based on the largest aggregate amount of loans and letters of credit outstanding obtained by the Issuer and guaranteed by Westrec and/or Sachs. The September Warrant was subsequently amended on April 10, 2007 to change the maximum number of shares that Westrec may purchase from 9,000,000 shares to 11,000,000 Warrant Shares; the exercise price and vesting conditions remain the same. As of the date of this Amendment, the September Warrant had vested as to 9,506,853 shares.

Under certain circumstances, the September Warrant may become exercisable for additional shares of Common Stock. If the Issuer issues common stock or common stock equivalents at a price less than the exercise price of the September Warrant, the exercise price will be reduced to that price and the number of shares that may be acquired upon exercise of the Warrants shall be proportionally increased. In addition, if the Issuer does not: (i) raise at least $4,000,000 from a sale of its equity securities (excluding cash proceeds from the exercise of options or warrants outstanding as of April 10, 2007), and (ii) reduce the principal amount of loans guaranteed by Westrec and Sachs by at least the amount of additional advances made on such loans between April 10, 2007 and August 4, 2007, the exercise price will be reduced to $0.05 per share and the number of Warrant Shares immediately prior to such adjustment will be proportionately increased.

Although they have no present plans to do so, the Reporting Persons may from time to time make further acquisitions of securities for investment purposes. In addition, and although it has no present plans to do so, Westrec may from time to time sell shares it acquires upon exercise of the Warrants in open market or private transactions.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended to include the information set forth below, and is supplemental, not a complete restatement of the text of Item 5 in Schedule 13D:

Except for the vesting of additional shares under the September Warrant, there have been no acquisitions or dispositions of beneficial ownership of the Common Stock of the Issuer by the Reporting Persons since filing of the Schedule 13D.

As of May 16, 2007, the aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person may be found in rows 11 and 13 of the cover pages. The percentage is calculated based on the 24,887,063 shares of Common Stock reported outstanding in the Issuer’s Form 10-QSB for the quarter ended March 31, 2007, as filed with the Securities and Exchange Commission.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

Item 6 is hereby amended by amending and restating the second paragraph with the following:

The Reporting Persons and the Issuer have entered into another credit enhancement agreement dated September 15, 2006, which was amended and restated as of December 20, 2006 and modified by a letter agreement dated as of April 10, 2007. Pursuant to this agreement, as amended and restated, Westrec is entitled to fees if it provides credit enhancement to enable the Issuer to obtain loans or letters of credit. In addition, Westrec received the September Warrant, as amended. See Item 4 for description of the September Warrant, which is incorporated herein by this reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 7(g) Letter Agreement dated April 10, 2007 between The Fashion House Holdings, Inc., The Fashion House, Inc. and Westrec Capital Partners, LLC.

Exhibit 7(h) Amended and Restated Common Stock Purchase Warrant issued to Westrec Capital Partners, LLC, dated as of April 10, 2007.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 16, 2007	Westrec Capital Partners, LLC By: /s/ Michael M. Sachs Michael M. Sachs, Member
/s/ Michael M. Sachs Michael M. Sachs